Exhibit 7.25

June 4, 2007

Douglas Becker

15 Charlcote Place

Baltimore, Maryland  21218

$28,900,000 Margin Loan Facility

COMMITMENT LETTER

Dear Douglas:

Citigroup Global Markets Inc. (“CGMI”), on behalf of Citigroup (as defined below), is pleased to inform Douglas Becker (the “Executive”) of Citigroup’s commitment to provide the Executive the entire amount of a $28,900,000 margin loan facility (the “Facility”), subject to the terms and conditions of this commitment letter and the attached Term Sheet (collectively, this “Commitment Letter”).  The proceeds of the Facility will be used to pay the consideration for the exercise by the Executive of options to acquire shares of common stock of Laureate Education, Inc., a Maryland corporation (the “Company”) together with related withholding taxes.  We understand that an investor group has made an offer (the “Tender Offer”) for all of the outstanding shares of common stock of the Company.  For purposes of this Commitment Letter, “Citigroup” means CGMI, Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated hereby.

Section 1.  Conditions Precedent.  Citigroup’s commitment hereunder is subject to: (i) the preparation, execution and delivery of mutually acceptable loan documentation incorporating substantially the terms and conditions outlined in this Commitment Letter (the “Operative Documents”); (ii) the absence of any material adverse change in the business, financial condition or operations  of the Company and its subsidiaries, taken as a whole, since December 31, 2006, (iii) satisfactory establishment of a brokerage account at an affiliate of CGMI; (iv) final expiration of the Tender Offer  and waiver of the condition therein with respect to the minimum number of shares to be tendered; and (v) the Executive’s compliance with the terms of this Commitment Letter, the provisions of the term sheet,  the completion of due diligence and payment of all fees set forth herein.

Section 2.  Commitment Termination.  Citigroup’s commitment hereunder will terminate on the earlier of (a) the date the Operative Documents become effective, and (b) the Trade Date.  Before such date, Citigroup may terminate its commitment hereunder if any event occurs or information becomes available that, in its judgment, results or is likely to result in the failure to satisfy any condition set forth in Section 1.

Section 3.  Indemnification.  The Executive will indemnify and hold harmless Citigroup each of its affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Commitment Letter or the Operative Documents or the transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence or willful misconduct.  In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity will be effective whether or not such investigation, litigation or proceeding is brought by the Executive, any of its directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Party will have any liability (whether in contract, tort or otherwise) to the Executive or any of its affiliates or any of their respective security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence or willful misconduct.  In no event, however, will any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

Section 4.  Confidentiality. By accepting delivery of this Commitment Letter, the Executive agrees that this Commitment Letter is for the Executive’s confidential use only and that neither its existence nor its terms  will be disclosed by the Executive to any person other than the Executive’s accountants, attorneys, advisors, agents and representatives (the “Executive Representatives”), and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby; provided, however, that the Executive may make such public disclosures of the terms and conditions hereof as the Executive reasonably determines, after consultation with counsel, are required or appropriate to make under any applicable law, rule or regulation.

Section 5.  Representations and Warranties of the Executive.  The Executive represents and warrants that all information that has been or will hereafter be made available to Citigroup by the Executive or any Executive Representatives in connection with the transactions contemplated hereby (the “Information”) is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made.

In providing this Commitment Letter, Citigroup is relying on the accuracy of the Information furnished to it by or on behalf of the Executive or any Executive Representatives without independent verification thereof.

Section 6.  Governing Law, Etc.  This Commitment Letter will be governed by, and construed in accordance with, the law of the State of New York.  This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto.  This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, will be deemed to be an original and all of which, taken together, will constitute one and the same Commitment Letter.  Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier will be as effective as delivery of an original executed counterpart of this Commitment Letter.  Sections 3 through 7 hereof will survive the termination of Citigroup’s commitment hereunder.

Section 7.  Waiver of Jury Trial.  Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and returning it to Gerald Ferrante, Citigroup Global Markets Inc., 31 West 52nd Street, 23rd Floor, New York, New York 10019 (fax: 212-307-3866) at or before 3:00 p.m.  (New York City time) on June 4, 2007, the time at which Citigroup’s commitment hereunder (if not so accepted prior thereto) will terminate. If the Executive elects to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

	By	/s/ Gerrald J. Ferrante
	Name:	Gerrald J. Ferrante
	Title:	Managing Director – Wealth Management
Branch Manager
ACCEPTED AND AGREED
on June 4, 2007:

DOUGLAS BECKER

/s/ DOUGLAS BECKER

Term Sheet	June 4, 2007

Transaction:	Secured, demand margin loan facility

Borrower:	Douglas Becker

Lender:	Citigroup Global Markets Inc.

Underlying Equity:	Common Stock of Laureate Education Inc. (NYSE ticker: LAUR)

Commitment Date:	To be agreed

Trade Date:	Date to be agreed, within three months of the Commitment Date

Maturity Date:	Not Applicable

Loan Amount:	Up to $28,900,000 represented by an advance of 50% of the market value of the underlying collateral.

Collateral:

The Lender will initially take security over number of shares of the underlying equity equal to the loan amount divided by the product of the initial LTV ratio and the price per share of common stock of the underlying equity on the trade date. This collateral will be held in the Lender’s margin account and the Borrower shall grant a first-priority security interest to the Lender.

Loan to Value Ratio:	Equal to the outstanding Loan Amount divided by the Value of Collateral; calculated daily.

Value of Collateral:	Calculated daily and equal to the closing price of LAUR multiplied by number of shares of the Underlying Equity posted as Collateral.

Collateral Call:

In the event that the equity maintenance level falls below the required 40% equity maintenance the Borrower will have 3 business day to satisfy the margin call outstanding. Equity maintenance is defined as the percentage of collateral remaining after the loan amount has been deducted from the total collateral value. Margin calls can be satisfied with cash, marketable securities or additional shares of LAUR. In the event a margin call is not satisfied within the time frame allotted, the Lender has the legal right to sell shares in order to satisfy the outstanding call.

Equity Maintenance Level:	40%

Initial LTV Ratio:	50%

Covenant:

Borrower agrees that if a margin call occurs he shall use his best efforts (without being required to expend any funds) to cause the Issuer to register the collateral with the Securities and Exchange Commission.

This margin loan facility will be governed by a loan agreement containing representations and warranties of Borrower, and other items deemed usual and customary by Lender in its sole discretion.

Interest Rate:	3-month LIBOR plus 0.75%, calculated on the Loan Amount and compounded to the Interest Payment Date.

Interest Reset Dates:	Quarterly, commencing 3 months from the initial advance under the loan

Interest Payment Dates:	Quarterly

1 of 3

Upfront Fees:	0.125% of Loan Amount, payable by the Borrower at the earlier of (i) the Maturity Date or (ii) the repayment of the Margin Loan

Acceleration Event:	An acceleration of payment event will occur if:
	1)	the Borrower fails to meet a margin call on the business day following the day on which the margin call occurs;

2)

the Underlying Equity which acts as collateral is delisted or a merger or other transaction with respect to the Company shall occur pursuant to which the Underlying Equity shall cease to be margin eligible stock (within the meaning of the margin regulations);

	3)	the Borrower shall die or become incapacitated or insolvent;

	4)	the Borrower shall fail to pay principal or interest of the Loan when due; or

	5)	the occurrence of other customary defaults for margin loans (to be defined)

Following an Acceleration Event, the Lender will have the right to sell the Collateral to recover the Loan Amount plus any costs associated with realization of the collateral to include, but not limited to, any taxes legal fees and reasonable brokerage for a placement of the Underlying Equity in an accelerated format

Margin Loan Documentation:	Margin loan agreement, pledge documentation with respect to the Collateral and any ancillary documentation customary for a margin loan

Business Days:	New York

Exchange:	New York Stock Exchange

Governing Law:	New York

Lock-Up:

Borrower to undertake that after the Trade Date it, or its affiliates that it controls, will not directly or indirectly sell, hedge or pledge any interest in the Underlying Equity independent of this loan facility without the prior approval of Citigroup during the life of this facility; provided that the Borrower may sell the Underlying Equity in connection with the merger contemplated by the Tender Offer.

Absence of Other Lock-Ups:

Borrower represents that there are no restrictions (other than those arising under the Securities Act of 1933 resulting from the Borrower’s status as an affiliate of the Company) on either the Borrower or the Collateral that would prohibit or prevent any of the actions contemplated by this Term Sheet

Conditions Precedent:	Citigroup internal approvals

Execution of loan, pledge and other documents acceptable to Borrower and Lender, including, if applicable, any approval of the Company with respect to the Margin Loan and any related collateral arrangement.

The Borrower agrees not to incur any other debt collateralized by the Shares for as long as the Loan Amount is outstanding.

Note:  This transaction is subject to documentation acceptable to both parties.

2 of 3

We are pleased to present to you the proposed transaction or transactions described herein (the “Transaction”).  By accepting this presentation, you agree to keep confidential the existence of the Transaction and the terms hereof, including, without limitation, any specific pricing information related to the Transaction or the amount or terms of any fees payable to us or other parties in connection with the Transaction, except as may otherwise be agreed to by us.  Although the information contained herein is believed to be reliable, we make no representation as to the accuracy or completeness of any information contained herein or otherwise provided by us.  The ultimate decision to proceed with the Transaction rests solely with you.  Therefore, prior to entering into the Transaction you should determine, without reliance upon us or our affiliates, the economic risks and merits, as well as the legal, tax and accounting characterizations and consequences of the Transaction, and independently determine that you are able to assume these risks.  In this regard by accepting this presentation, you acknowledge that you have been advised that (a) we are not in the business of providing legal, tax or accounting advice, (b) there may be legal, tax or accounting risks associated with the Transaction and (c) you should seek and rely on legal, tax and accounting advice from your own advisors with appropriate expertise to assess relevant risks.

We are required to obtain, verify and record certain information that identifies each entity that enters into a formal business relationship with us.  We will ask for your complete name, street address, and taxpayer ID number.  We may also request corporate formation documents, or other forms of identification, to verify information provided.

We maintain a policy of strict compliance to the anti-tying provisions of the Bank Holding Company Act of 1956, as amended, and the regulations issued by the Federal Reserve Board implementing the anti-tying rules (collectively, the “Anti-tying Rules”).  Moreover our credit policies provide that credit must be underwritten in a safe and sound manner and be consistent with Section 23B of the Federal Reserve Act and the requirements of federal law.  Consistent with these requirements and our Anti-tying Policy:

• You will not be required to accept any product or service offered by Citibank or any Citigroup affiliate as a condition to the extension of commercial loans or other products or services to you by Citibank or any of its subsidiaries, unless such a condition is permitted under an exception to the Anti-tying Rules

• We will not vary the price or other terms of any Citibank product or service based on the condition that you purchase any particular product or service from Citibank or any Citigroup affiliate, unless we are authorized to do so under an exception to the Anti-tying Rules

• We will not require you to provide property or services to Citibank or any affiliate of Citibank as a condition to the extension of a commercial loan to you by Citibank or any Citibank subsidiary, unless such a requirement is reasonably required to protect the safety and soundness of the loan

• We will not require you to refrain from doing business with a competitor of Citigroup or any of its affiliates as a condition to receiving a commercial loan from Citibank or any of its subsidiaries, unless the requirement is reasonably designed to ensure the soundness of the loan

The terms set forth herein are intended for discussion purposes only and subject to the final expression of the terms of the Transaction as set forth in definitive written agreements.  This presentation does not constitute our commitment to lend or to syndicate a financing or our agreement to prepare, negotiate, execute or deliver such a commitment.  Notwithstanding anything herein to the contrary, you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

Any prices or levels contained herein are preliminary and indicative only and do not represent bids or offers.  These indications are provided solely for your information and consideration, are subject to change at any time without notice and are not intended as a solicitation with respect to the purchase or sale of any instrument.  The information contained in this presentation may include results of analyses from a quantitative model which represent potential future events that may or may not be realized, and is not a complete analysis of every material fact representing any product.  Any estimates included herein constitute our judgment as of the date hereof and are subject to change without any notice.  We and/or our affiliates may make a market in these instruments for our customers and for our own account.  Accordingly, we may have a position in any such instrument at any time.

Although this material may contain publicly available information about Smith Barney equity research or Citigroup corporate bond research, Citigroup policies prohibit analysts from participating in any efforts to solicit investment banking business; accordingly, research analysts may not have any communications with companies for the purpose of soliciting investment banking business. Moreover, Citigroup policy (i) prohibits research analysts from participating in road show meetings; (ii) prohibits investment banking personnel from having any input into company-specific research coverage decisions and from directing research analysts to engage in marketing or selling efforts to investors with respect to an investment banking transaction; (iii) prohibits employees from offering, directly or indirectly, a favorable or negative research opinion or offering to change an opinion as consideration or inducement for the receipt of business or for compensation; and (iv) prohibits analysts from being compensated for specific recommendations or views contained in research reports.  So as to reduce the potential for conflicts of interest, as well as to reduce any appearance of conflicts of interest, Citigroup has enacted policies and procedures designed to limit communications between its investment banking and research personnel to specifically prescribed circumstances.

IRS Circular 230 Disclosure:  Citigroup, Inc., its affiliates, and its employees are not in the business of providing tax or legal advice to any taxpayer outside of Citigroup, Inc. and its affiliates.  These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties.  Tax-related statements, if any, may have been written in connection with the “promotion or marketing” of the transaction(s) or matters(s) addressed by these materials, to the extent allowed by applicable law.  Any such taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

© 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.

3 of 3